Report of Independent Accountants

Board of Directors
Chevy Chase Bank, F.S.B.

We have examined management's assertion, included in the accompanying "Report of Management on Chevy Chase Bank, F.S.B.'s
Internal Control Over the Preparation of Monthly Servicer's Certificates Relative to the Servicing of Automobile Loan Receivables," that Chevy
Chase Bank, F.S.B. maintained effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by Chevy Chase Auto Receivables
Trusts Series 2000-1, 2000-2, 2001-1, 2001-2 and
2001-3 (collectively referred to as the "Trusts" herein) as of September 30, 2002, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Chevy Chase Bank, F.S.B.'s management is responsible for maintaining effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Chevy Chase Bank, F.S.B. maintained effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts as of September 30, 2002 is fairly stated, in all material respects, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of Chevy Chase Bank, F.S.B. and U.S. Bank National Association, Wilmington Trust
Company, Fitch IBCA, Moody's Investment Services and Standard &
Poor's, and is not intended to be and should not be used by anyone other than these specified parties.




October 23, 2002                    Ernst & Young LLP